Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 30, 2007 related to the consolidated financial statements of Global Cash Access Holdings, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment) and of our report on internal control over financial reporting dated March 30, 2007 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.
/s/ Deloitte & Touche LLP
Las Vegas, Nevada
February 27, 2008